UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)*

Synovics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock
 (Title of Class of Securities)

87163M10 1 (formerly 090946 10 4)
(CUSIP Number)

Andrew C. Peskoe, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP

437 Madison Avenue

New York, New York  10022

(212) 907-7300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

1)	NAME OF REPORTING PERSON Maneesh Pharmaceuticals Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 27,904,700
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 27,904,700
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,904,700
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%
14)	TYPE OF REPORTING PERSON OO

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

1)	NAME OF REPORTING PERSON Svizera Holdings BV
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 22,404,700
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 22,404,700
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,404,700
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14)	TYPE OF REPORTING PERSON OO

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

1)	NAME OF REPORTING PERSON Vinay R. Sapte
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 27,904,700
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 27,904,700
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,904,700
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%
14)	TYPE OF REPORTING PERSON IN

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

1)	NAME OF REPORTING PERSON Maneesh Sapte
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 27,904,700
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 27,904,700
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,904,700
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%
14)	TYPE OF REPORTING PERSON IN

This Amendment No. 4 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on September 22, 2006, as amended by Amendment No. 1 thereto filed on November 16, 2006, Amendment No. 2 thereto filed on May 7, 2008, and Amendment No. 3 thereto filed on May 19, 2008  (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated in entirety as follows:

This Schedule 13D relates to the common stock, $.001 par value (the “Common Stock”) of Synovics Pharmaceuticals, Inc., a Nevada corporation (“Synovics” or the “Company”). The address of the principal executive offices of Synovics is 5360 Northwest 35th Avenue, Ft. Lauderdale, Florida 33309.

ITEM 2. IDENTY AND BACKGROUND

Item 2 is hereby amended and restated in entirety as follows:

This Schedule 13D is being filed by Vinay R. Sapte, Maneesh Sapte, Maneesh Pharmaceuticals Ltd. (“Maneesh”) and Svizera Holdings BV (“Svizera”) (Vinay Sapte, Maneesh Sapte, Maneesh and Svizera are collectively referred to as the “Reporting Persons”), in each case with respect to the Common Stock indicated:

(i)  Vinay R. Sapte is a citizen of India. Mr. Sapte is the Managing Director of  Maneesh. Mr. Sapte owns approximately 75% of the outstanding ownership interest of Maneesh. His business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai -- 400 074 India. Mr. Sapte is the brother of Maneesh Sapte.

(ii)  Maneesh Sapte is a citizen of India. Mr. Sapte is a Director of Maneesh. His business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai -- 400 074 India. Mr. Sapte is the brother of Vinay Sapte.

(iii)  Maneesh is an Indian private limited company. Maneesh is a manufacturer and distributor of pharmaceutical products in India as well as elsewhere in the world and its business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai -- 400 074 India.

(iv)  Svizera is a private limited company organized in the Netherlands and is a wholly-owned subsidiary of Maneesh. Svizera’s business address is Antennestraat 43, Post Box 60300, 1320 AY, Almere, The Netherlands.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

As further discussed in Item 6 below, Svizera has acquired an additional 2,000 shares of the Company’s Series C Preferred Stock, at a purchase price of $500 per share, and Warrants to acquire 1,000,000 shares of the Company’s Common Stock, for an aggregate cash purchase price of $1,000,000, to be funded solely out of the working capital of Svizera.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended as follows:

Except as already disclosed in this Schedule 13D, as amended, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in entirety as follows

(a)

Maneesh beneficially owns 27,904,700 shares of Common Stock, which represent approximately 54.3% of the outstanding shares of the Company’s Common Stock. Svizera beneficially owns 22,404,700 shares of Common Stock, which represent approximately 43.4% of the outstanding shares of the Company’s Common Stock. Messrs. Vinay and Maneesh Sapte share beneficial ownership of 27,904,700 shares of Common Stock, which represent approximately 54.3% of the outstanding shares of the Company’s Common Stock. As the directors of Maneesh and Svizera, Messrs Vinay and Maneesh Sapte are  authorized to effect transactions concerning these shares of Common Stock on behalf of Maneesh and Svizera.

The above percentages are derived from an assumed total number of shares of Common Stock outstanding of 29,202,357, which includes, based on information in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2008, (i) 19,177,186 shares of Common Stock outstanding as of June 11, 2008, and (ii) 10,025,171 shares of Common Stock that the Company is obligated to issue.

(b)

Maneesh and Messrs. Vinay and Maneesh Sapte share the power to vote or to direct the vote or to dispose or direct the disposition of 27,904,700 shares of Common Stock because, as directors of Maneesh, Messrs. Vinay and Maneesh Sapte are authorized to act on behalf of Maneesh.  Svizera and Messrs. Vinay and Maneesh Sapte share the power to vote or to direct the vote or to dispose or direct the disposition of 22,404,700 shares of Common Stock because, as directors of Svizera, Messrs. Vinay and Maneesh Sapte are authorized to act on behalf of Svizera.

(c)

Except as already disclosed in this Schedule 13D, as amended, none.

(d)

Not applicable

(e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended as follows:

On August 22, 2008, Svizera acquired an additional 2,000 shares of the Company’s Series C Preferred Stock, at a purchase price of $500 per share, and Warrants to acquire 1,000,000 shares of the Company’s Common Stock, for an aggregate cash purchase price of $1,000,000.

The Series C Preferred stock is convertible into shares of the Company’s common stock at an initial rate of 1,000 shares of Common Stock for each share of Series C Preferred Stock subject to adjustment pursuant to the Certificate of Designations, Preferences and Rights of Series C Convertible Redeemable Preferred Stock and votes on an as-converted basis together with the Company’s Common Stock and any class of preferred stock entitled to vote with the Company’s Common Stock at any annual or special meeting of the Company. The Warrants are exercisable for a period of five years from the date of grant at an initial exercise price of $0.75 per share, subject to adjustment for, among other things, stock splits, stock dividends, distributions, reclassifications and sales below the exercise price. The shares of Common Stock issuable upon exercise of the Warrants will be registrable under the Registration Rights Agreement between the purchasers of Series C Preferred Stock and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 29, 2008

Maneesh Pharmaceuticals Ltd.

By:	/s/ Vinay R. Sapte
Vinay R. Sapte, Managing Director

Svizera Holdings BV

By:	/s/ Vinay R. Sapte
Vinay R. Sapte, Managing Director

/s/ Vinay R. Sapte
Vinay R. Sapte

/s/ Maneesh Sapte
Maneesh Sapte